SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               PICO Holdings, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   693366 10 6
             -------------------------------------------------------
                                 (CUSIP Number)

                                 James F. Mosier
                            13515 Yarmouth Drive, NW
                            Pickerington, Ohio 43147
                                 (614) 864-7100
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [___]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            Global Equity Corporation


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X

                                                         (b) ____

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:           4,258,415 shares
8.  SHARED VOTING POWER:         None
9.  SOLE DISPOSITIVE POWER:      4,258,415 shares
10. SHARED DISPOSITIVE POWER:    None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            4,258,415 shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS):              ____


13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            13.1%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            CO

                                 SCHEDULE 13D



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            Physicians Insurance Company of Ohio


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X

                                                         (b) ____

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:           4,258,415 shares
8.  SHARED VOTING POWER:         None
9.  SOLE DISPOSITIVE POWER:      4,258,415 shares
10. SHARED DISPOSITIVE POWER:    None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            4,258,415 shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS):              ____


13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            13.1%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            IC

Item 1.  Security and Issuer.

     This Amendment No. 1 to Schedule 13D relates to the Common Stock, $0.001 par value per share (the "Common Stock"), of PICO Holdings, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 875 Prospect Street, Suite 301, La Jolla, California 92037.

Item 2.  Identity and Background.

     The persons filing this Amendment No. 1 to Schedule 13D are Global Equity Corporation ("GEC") and Physicians Insurance Company of Ohio ("Physicians").

     A. GEC is an Ontario, Canada corporation. GEC currently engages, both directly and through its various subsidiaries, in investment banking, asset management and corporate finance activities on an international basis. Through its subsidiaries, GEC is also involved in agricultural services and food processing, tea and commodity brokering operations, stockbrokering operations and plantation services and management.

     The directors of GEC include:

     (i) Ronald Langley, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Langley served as Chairman of the Boards of GEC, Physicians and the Issuer. Mr. Langley is a citizen of Australia.

     (ii) John R. Hart, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Hart serves as President and Chief Executive Officer of GEC, Physicians and the Issuer. Mr. Hart is a citizen of the United States.

     (iii) James D. Hamilton, whose business address is 30A Hazelton Avenue, 4th Floor, Toronto, Canada M5R 2E2. Mr. Hamilton is President and Director of Forbes & Walker Securities Limited, a wholly-owned subsidiary of GEC. Mr. Hamilton is a citizen of Australia.

     (iv) Stephen H. Halperin, whose business address is 250 Yonge Street, Suite 2400, Toronto, Ontario, Canada M5B 2M6. Mr. Halperin is a partner in Goodman, Phillips & Vineberg, barristers and solicitors. Mr. Halperin is a citizen of Canada.

     (v) Paul B. Brent, whose business address is 80 Richmond Street, West, Suite 1850, Toronto, Ontario, Canada M5H 2A4. Mr. Brent is a financial consultant. Mr. Brent is a citizen of Canada.

     The executive officers of GEC, in addition to Messrs. Langley and Hart, include:

     (i) Christine Veira, whose business address is 30A Hazelton Avenue, 4th Floor, Toronto, Ontario, Canada M5R 2E2. Ms. Veira is Assistant Secretary of GEC. Ms. Veira is a citizen of Canada.

     (ii) James F. Mosier, whose business address is 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Mr. Mosier serves as Secretary of GEC and as General Counsel and Corporate Secretary of Physicians and the Issuer. Mr. Mosier is a citizen of the United States.

     B. Physicians is an Ohio licensed insurance corporation which operates primarily as a diversified investment and insurance company. Physicians' business address is 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Physicians owns approximately 38% of the shares and voting power of GEC.

     The directors of Physicians include:

     (i) S. Walter Foulkrod, III, Esq., whose business address is S. Walter Foulkrod, III & Associates, P.O. Box 6600, Harrisburg, Pennsylvania 17112-0600. Mr. Foulkrod is an attorney and the owner of S. Walter Foulkrod, III & Associates, Attorneys at Law. Mr. Foulkrod is a citizen of the United States.

     (ii) Richard D. Ruppert, MD, whose residence address is 2710 Falmouth Drive, P.O. Box 352855, Toledo, Ohio 43635-2855. Dr. Ruppert is a physician. Dr. Ruppert is a citizen of the United States.

     (iii) Dr. Gary H. Weiss, whose business address is Level 24, 2 Market Street, Sydney 2000 Australia. Dr. Weiss is a barrister and solicitor and serves as Executive Director of Guiness Peat Group plc, an investment holding company. Dr. Weiss is a citizen of Australia and New Zealand.

     (iv) John R. Hart, whose background is described in Item 2(A) above.

     (v) Ronald Langley, whose background is described in Item 2(A) above.

     (vi) John D. Weil, whose business address is 200 North Broadway, Suite 825, St. Louis, Missouri 63102-2573. Mr. Weil serves as President of Clayton Management Company, a strategic investment company. Mr. Weil is a citizen of the United States.

     The executive officers of Physicians, in addition to Messrs. Langley and Hart, are:

     (i) Richard H. Sharpe, whose business address is Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Mr. Sharpe serves as Chief Operating Officer of Physicians and the Issuer. He is a citizen of the United States.

     (ii) Martha G. Althauser, Esq., whose business address is Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Ms. Althauser serves as Vice President, Claims of Physicians. She is an United States citizen.

     (iii) Gary W. Burchfield, whose business address is Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Mr. Burchfield serves as Chief Financial Officer and Treasurer of Physicians and the Issuer. He is an United States citizen.

     (iv) James F. Mosier, Esq., whose background is described in Item 2(A) above.

     C. The Issuer is a California insurance holding company which became the parent of Physicians as a result of the merger described in Item 3 below. In addition to being the parent of Physicians, the Issuer is the direct parent of Citation Insurance Company and the indirect parent of Citation National
Insurance Company, which are principally engaged in writing workers' compensation and commercial property and casualty insurance. The Issuer's business address is 875 Prospect Street, Suite 301, La Jolla, California 92037.

     The directors of the Issuer include:

     (i) S. Walter Foulkrod, III, Esq., whose background is described in Item 2(B) above.

     (ii) Richard D. Ruppert, MD, whose background is described in Item 2(B) above.

     (iii) Dr. Gary H. Weiss, whose background is described in Item 2(B) above.

     (iv) John R. Hart, whose background is described in Item 2(A) above.

     (v) Ronald Langley, whose background is described in Item 2(A) above.

     (vi) John D. Weil, whose background is described in Item 2(B) above.

     (vii) Robert R. Broadbent, whose business address is Tower City Center, 2900 Terminal Tower, Cleveland, Ohio 44113-2204. Mr. Broadbent is a retail consultant. Mr. Broadbent is a citizen of the United States.

     (viii) Marshall J. Burak, whose business address is College of Business, San Jose State University, One Washington Square, San Jose, California 95192-0065. Mr. Burak is Professor of Finance and Dean of the College of Business of San Jose State University. Mr. Burak is a citizen of the United States.

     (ix) Paul M. Bancroft, whose business address is 655 Montgomery Street, Suite 920, San Francisco, California 94111. Mr. Bancroft is a private investor. Mr. Bancroft is a citizen of the United States.

     The executive officers of the Issuer, in addition to Messrs. Langley and Hart, are:

     (i) Gary W. Burchfield, whose background is described in Item 2(B) above.

     (ii) James F. Mosier, Esq., whose background is described in Item 2(A) above.

     (iii) Richard H. Sharpe, whose background is described in Item 2(B) above.

     D. The Issuer is controlled by Guinness Peat Group plc ("GPG"), an English investment holding company whose business address is Second Floor, 21-26 Garlick Hill, London EC4V 2AU England, as a result of GPG's ownership of shares of the Issuer. Based upon information contained in the Schedule 13D, and Amendments No. 1, 2, 3 and 4 thereto, filed by GPG in respect of its beneficial ownership of shares of Class A Common Stock of Physicians prior to the Merger whereby Physicians became a wholly-owned subsidiary of the Issuer (collectively, the "GPG Schedule 13D"), Physicians is aware that the directors and executive officers of GPG are as follows:

            Directors and Executive Officers of GPG

     (i) Maurice William Loomes, who is a citizen of Australia and whose business address is Level 24, 2 Market Street, Sydney 2000 Australia. Mr. Loomes is a director of GPG.

     (ii) Anthony Ian Gibbs, who is a citizen of New Zealand and whose business address is c/o Registry Managers (New Zealand Limited), Private Bag 92119, Auckland 1030 New Zealand. Mr. Gibbs is a director of GPG.

     (iii) Sir Ron Brierley, who is a citizen of New Zealand and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Sir Ron is Chairman of the Board and a director of GPG.

     (iv) Trevor J.N. Beyer, who is a citizen of New Zealand and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Mr. Beyer is a director of GPG.

     (v) Blake A. Nixon, who is a citizen of New Zealand and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Mr. Nixon is a director and Executive Director in the United Kingdom of GPG.

     (vi) Dr. Gary H. Weiss, who is a director and Executive Director in Australia of GPG. Dr. Weiss' background is described in Item 2(A) above.

     (vii) J. Richard Russell, who is a citizen of Great Britain and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Mr. Russell is Secretary of GPG.

     E. During the last five years, none of GEC, Physicians and the Issuer and, to the best knowledge of GEC, Physicians and the Issuer, the individuals named in Items 2(A), 2(B) and 2(C), has been convicted in a criminal proceeding. To the best knowledge of Physicians, based upon the information contained in the GPG Schedule 13D, none of GPG and the individuals named in Item 2(D) has been convicted in a criminal proceeding.

     F. During the last five years, none of GEC, Physicians and the Issuer and, to the best knowledge of GEC, Physicians and the Issuer, the individuals named in Items 2(A), 2(B) and 2(C), was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best knowledge of Physicians, based upon the information contained in the GPG Schedule 13D, none of GPG and the individuals named in Item 2(D) has been a party to such a civil proceeding.

Item 3.  Source and Amount of Funds or Other Consideration.

     As contemplated by that certain Agreement and Plan of Reorganization, dated as of May 1, 1996, as amended, by and among Physicians, the Issuer (which was then known as "Citation Insurance Group") and Citation Holdings, Inc. ("Holdings"), on November 20, 1996, Holdings, a wholly-owned subsidiary of the Issuer, merged with and into Physicians (the "Merger") and Physicians became a wholly-owned subsidiary of the Issuer. Following the consummation of the Merger, the Issuer changed its name from "Citation Insurance Group" to "PICO Holdings,

Inc." In connection with the Merger, each Class A Common Share, $1.00 par value (the "Physicians Shares"), of Physicians was converted into 5.0099 shares of Common Stock of the Issuer. As a result, in exchange for the 850,000 Physicians Shares owned by it, GEC received 4,258,415 shares of the Common Stock of the Issuer.

Item 4.  Purpose of Transaction.

       See Item 3 above.

Item 5.  Interest in Securities of the Issuer.

(a)(b) As of the date of this Schedule 13D, GEC beneficially owned 4,258,415 shares of Common Stock of the Issuer (or approximately 13.1% of the shares of Common Stock of the Issuer outstanding), in respect of which it has sole voting and investment power. By virtue of its ownership of approximately 38% of the outstanding shares and voting power of GEC, Physicians may also be deemed to indirectly beneficially own the 4,258,415 shares of Common Stock of the Issuer (or approximately 13.1% of the shares of Common Stock of the Issuer outstanding) reported herein as beneficially owned by GEC. Under California law, any corporation deemed a subsidiary of a parent corporation is prohibited from voting shares of the parent which are held by such subsidiary. A corporation will be deemed a subsidiary for voting purposes if 25% of its outstanding shares are owned directly or indirectly by the parent corporation. Accordingly, GEC, 38% of which is owned indirectly by the Issuer, will not be able to vote the shares of the Common Stock of the Issuer which it owns.

     GEC also has an option to purchase $825,000 more of newly issued shares of Common Stock of the Issuer, pursuant to the Agreement for Purchase and Sale of Shares, dated May 9, 1996, between GEC, GPG and Physicians (the "GEC Agreement"), to which the Issuer became subject as a result of the Merger. The purchase price would be the average of the closing bid prices for shares of Common Stock of the Issuer on The Nasdaq Stock Market for the 20 trading days immediately preceding the date when GEC gives notice of purchase. The option will expire if GEC's ownership of the Issuer's Common Stock becomes less than 7.5%. Also, pursuant to the GEC Agreement, until December 10, 1996, if the Issuer issues additional equity securities of any class or type, GEC has the prior right and option to participate in the issuance of such equity securities in an amount not to exceed $5,000,000 in aggregate purchase price. The Issuer has, pursuant to the GEC Agreement, a first right to purchase any Issuer Common Stock which GEC desires to sell.

     To the knowledge of GEC and Physicians, the following persons are the only persons (in addition to GEC and Physicians) who may be deemed the beneficial owners of shares of the Issuer's Common Stock:

     (a) GPG -- 6,065,871 shares (18.7% of outstanding). GPG has an option to purchase $1,175,000 more of newly issued shares of Common Stock of the Issuer, pursuant to the Agreement for Purchase and Sale of Stock, dated November 23, 1993, among GPG, Quaker Holdings Limited and Physicians (as amended, the "GPG Agreement"), to which the Issuer became subject as a result of the Merger. The purchase price would be the average of the closing bid prices for shares of Common Stock of the Issuer on The Nasdaq Stock Market for the 20 trading days immediately preceding the date when GPG gives notice of purchase. This option will expire if GPG's ownership of shares of the Issuer's Common Stock becomes less than 7.5%. The Issuer has, pursuant to the GPG Agreement, a first right to purchase any shares of the Issuer's Common Stock which GPG desires to sell, except for sales to Ronald Langley and John R. Hart.

     (b) John D. Weil -- 2,135,708 shares (6.6% of outstanding). Mr. Weil owns 10,019 shares directly and has indirect ownership of an additional 2,125,689 shares.

     (c) John R. Hart -- 1,908,847 shares (5.7% of outstanding). Mr. Hart holds an option to purchase up to 1,032,115 shares of the Issuer's Common Stock presently owned by GPG and a currently exercisable stock option to purchase 876,732 shares from the Issuer.

     (d) Ronald Langley -- 1,908,847 shares (5.7% of outstanding). Mr. Langley has an option to purchase up to 1,032,115 shares of the Issuer's Common Stock presently owned by GPG and a currently exercisable stock option to purchase 876,732 shares from the Issuer.

     (e) Richard D. Ruppert, M.D. -- 31,397 shares (less than 1%). Dr. Ruppert shares voting and investment power with respect to these shares with his wife.

     (f) S. Walter Foulkrod, III, Esq. -- 12,524 shares (less than 1%).

     (g) Dr. Gary H. Weiss -- 6,497 shares (less than 1%). Does not include shares held by GPG.

     (h) Robert R. Broadbent -- 20,039 shares (less than 1%).

     (i) Richard H. Sharpe -- 211,783 shares (less than 1%). Includes currently exercisable stock option to purchase up to 200,396 shares from Issuer.

     (j) James F. Mosier -- 149,435 shares (less than 1%). Includes currently exercisable stock option to purchase up to 140,277 shares from Issuer.

     (k) Gary W. Burchfield -- 151,339 shares (less than 1%). Includes currently exercisable stock option to purchase up to 140,277 shares from Issuer.

     (l) Martha G. Althauser -- 1,603 shares (less than 1%). Includes 1502 shares held as administrator of estate of her father.

     (m) Paul M. Bancroft -- 111,555 shares (less than 1%). Includes 24,137 shares as to which Mr. Bancroft disclaims beneficial ownership.


     (c) See Item 3 above.

     (d) See Items 5(a) and 5(b) above.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Items 2, 5(a) and 5(b) above.

Item 7.  Material to be Filed as Exhibits:

          Exhibit A - Joint Filing Agreement, dated December 2, 1996, among PICO
               Holdings, Inc., Physicians Insurance Company of Ohio, and Global Equity Corporation [Incorporated herein by reference to Exhibit A to the Schedule 13D filed on behalf of Physicians Insurance Company of Ohio and Global Equity Corporation with the SEC on December 2, 1996.]

          Exhibit B - Agreement and Plan of Reorganization by and among Citation
               Insurance Group, Citation Holdings, Inc. and Physicians Insurance Company of Ohio, dated as of May 1, 1996, and Amendment to Agreement and Plan of Reorganization, dated August 14, 1996 [Incorporated herein by reference to Exhibit 2.2 to Amendment No. 1 to Form S-4 filed with the SEC by Citation Insurance Group on September 20, 1996 [Registration No. 333-06671]].

          Exhibit C - Second Amendment to Agreement and Plan of Reorganization, dated as of November 12, 1996, among Citation Insurance Group, Citation Holdings, Inc. and Physicians Insurance Company of Ohio. [Incorporated herein by reference to Exhibit C to the Schedule 13D filed on behalf of Physicians Insurance Company of Ohio and Global Equity Corporation with the SEC on December 2, 1996].

          Exhibit D - Agreement of Merger, dated as of November 20, 1996, between Citation Holdings, Inc. and Physicians Insurance Company of Ohio [Page 12].

                                                                       EXHIBIT D


                               AGREEMENT OF MERGER


     This AGREEMENT OF MERGER dated as of November 20, 1996 (the "Merger Agreement") by and between Citation Holdings, Inc., an Ohio corporation ("Holdings"), and The Physicians Insurance Company of Ohio, an Ohio corporation ("PICO"; Holdings and PICO being hereinafter sometimes collectively referred to as the "Constituent Corporations"):

                                   WITNESSETH:

     WHEREAS, each of Holdings and PICO is a corporation organized and existing under the laws of the State of Ohio;

     WHEREAS, pursuant to an Agreement and Plan of Reorganization dated as of May 1, 1996 by and between Citation Insurance Group, a California corporation ("Citation"), Holdings and PICO (the "Reorganization Agreement"), Citation, Holdings and PICO each have made certain agreements and undertakings in connection with the Merger (as defined below) contemplated by this Merger
Agreement:

     WHEREAS, the respective Board of Directors and shareholders of PICO, Holdings and Citation have approved this Merger Agreement and deem it advisable for the mutual benefit of the Constituent Corporations, and of the shareholders of each, that Holdings merge with and into PICO under and pursuant to the applicable provisions of Chapter 1701 of the Ohio Revised Code (the "Ohio General Corporation Law") and upon the terms and conditions hereinafter set forth;

     NOW, THEREFORE, in consideration of the premises hereof and the mutual agreements, provisions and covenants herein contained, and in accordance with the laws of the State of Ohio, Holdings and PICO hereby agree that, subject to the terms and conditions hereinafter set forth, on the Effective Date (as defined in Section 6.1 hereof) Holdings shall be merged with and into PICO (the "Merger"), PICO shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation"), the name of the Surviving Corporation shall be "Physicians Insurance Company of Ohio," and the Surviving Corporation shall continue to be governed by the laws of the State of Ohio, and that the terms of the Merger, the mode of carrying the same into effect and the manner and basis of making distributions to shareholders of the Constituent Corporations in extinguishment of or in substitution for their shares shall be as follows:

                                    ARTICLE I

     The Articles of Incorporation of PICO in effect immediately prior to the merger shall be the Articles of Incorporation of the Surviving Corporation and from and after the Effective Date of the Merger such Articles shall become and continue to be, and may be separately certified as, the "Articles" of the Surviving Corporation within the meaning of Section 1701.01 of the Ohio General Corporation Law until changed as provided by law.


                                   ARTICLE II

     The Regulations of PICO in effect immediately prior to the Merger shall be the Regulations of the Surviving Corporation until changed as provided by law.


                                   ARTICLE III

     The Directors and Executive Officers of the Surviving Corporation at the Effective Date of the Merger, each of whom shall hold office until his successor is elected in accordance with the Regulations of the Surviving Corporation and shall have been duly qualified, are as follows:


     Name                             Position
    ------                            --------

John R. Hart                       Director, President and
                                   Chief Executive Officer

Richard H. Sharpe                  Chief Operating Officer

Martha G. Althauser                Vice President, Claims

Gary W. Burchfield                 Chief Financial Officer
                                   and Treasurer

James Mosier                       General Counsel and
                                   Secretary

Ronald Langley                     Director and Chairman of
                                   the Board

S. Walter Foulkrod, III, Esq.      Director

Richard D. Ruppert M.D.            Director

John D. Weil                       Director

Dr. Gary H. Weiss                  Director

                                   ARTICLE IV

     The name and address of the statutory agent in Ohio upon whom any process, notice or demand against either of the Constituent Corporations or the Surviving Corporation may be served is as follows:


                           Name                    Address
                          ------                  ---------

                        James Mosier       13515 Yarmouth Road, N.W.
                                           Pickerington, OH  43147


                                    ARTICLE V

     5.1 At the Effective Date of the Merger, by virtue of the Merger and without any action on the party of the holders thereof:

     (a) Each PICO Class A Common Share held by PICO as a treasury share shall be cancelled;

     (b) Each other outstanding PICO Class A Common Share, except those held by Dissenting Shareholders (as defined in Section 5.1(c) hereof) of PICO whose rights as dissenting shareholders have not terminated in accordance with Section 1701.85(D) of the Ohio General Corporation Law, shall be converted into the right to receive 5.0099 shares of Common Stock of Citation.

     (c) Each outstanding PICO Class A Common Share, the holder of which has delivered or delivers to the corporation a written demand for the fair cash value of his shares in accordance with Section 1701.85 of the Ohio General Corporation Law and whose rights have not terminated under Section 1701.85(D) of the Ohio General Corporation Law (any shareholder duly making such demand being hereinafter called a "Dissenting Shareholder"), shall not be converted into or represent a right to Common Stock of Citation. If the Dissenting Shareholder shall, in accordance with Section 1701.85 of the Ohio General Corporation Law, become entitled to receive payment of the fair cash value for his PICO Common Shares (the "Dissenting Share"), such payment shall be made by the Surviving Corporation. If the rights of any holder of Dissenting Shares shall have terminated in accordance with Section 1701.85(D) of the Ohio General Corporation Law, such holder shall no longer be entitled to receive payment of the fair cash value of his PICO Common Shares under Section 1701.85 of the Ohio General Corporation Law and such shares shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Date, the consideration set forth in Section 5.1(b) hereto.

     (d) Each outstanding Holdings Common Share shall be converted into ten thousand (10,000) validly issued and outstanding, fully paid and non-assessable Class A Common Shares of the Surviving Corporation.

     5.2 (a) At and after the Effective Date of the Merger, the holders of certificates for PICO Class A Common Shares shall cease to have any rights as shareholders of PICO (except such rights, if any, as they may have pursuant to Sections 1701.84 and 1701.85 of the Ohio General Corporation Law), and, except as aforesaid, their said rights shall pertain to the right to receive the number of shares of Common Stock of Citation into which their PICO Class A Common Shares shall have been converted by the Merger. At and after the Effective Date of the Merger, each holder of an outstanding certificate or certificates for PICO Class A Common Shares shall be entitled, upon surrender of the same in accordance with Section 1.5(e) of the Reorganization Agreement to Huntington National Bank (the "Agent"), to receive in exchange therefor an aggregate number of shares of Citation Common Stock equal to 5.0099 multiplied by the number of PICO Class A Common Shares so surrendered plus any amounts to be paid pursuant to Section 5.2(b) below, subject to any required withholding of taxes. Until such surrender and payment, such holder's certificate or certificates which immediately prior to the Effective Date of the Merger represented outstanding PICO Class A Common Shares shall be deemed for all corporate purposes to evidence the right to receive Citation Common Shares in accordance with the terms of this Section 5.2(a).

     (b) No certificates or scrip representing fractional shares of Citation Common Stock shall be issued in the Merger. In lieu of the issuance or recognition of fractional shares of Citation Common Stock, or interests or rights therein, each fractional share of Citation Common Stock which, but for this Section 5.2(b), would have been issuable pursuant to Section 5.2(a) shall, on a holder by holder basis (aggregating all such holder's shares), be converted into cash in an amount equal to the product of such fraction multiplied by $5.03 per share of Citation Common Stock.

     5.3 The stock transfer books of PICO with respect to PICO Class A Common Shares shall be closed at the Effective Date of the Merger and PICO's shareholders of record as of that time shall be the shareholders entitled to receive shares of Citation Common Stock in exchange for PICO Class A Common Shares in accordance with the terms of Section 5.2 hereof.

     In the event of a transfer of ownership of PICO Common Shares which is not registered in the transfer records of PICO, an appropriate number of Citation Common Shares may be paid and delivered to a transferee of the certificate representing such PICO Class A Common Shares as presented to the Agent, accompanied by all documents required to evidence and effect such transfer and by any applicable stock transfer taxes.

     5.4 Except as hereinafter provided, immediately prior to the Effective Date of the Merger and without any action on the part of the holder thereof, each unexercised option outstanding at such time to purchase PICO Class A Common Shares (an "Option") pursuant to The PICO 1995 Non-Qualified Stock Option Plan, (the "Stock Option Plans"), whether or not then exercisable, shall be converted into an option to purchase that number of Citation Common Shares equal to 5.0099 multiplied by the number of PICO Class A Common Shares subject to such option, with an exercise price per share equal to the exercise price per share of the option divided by 5.0099.

     5.5 At the Effective Date of the Merger, the effect of the Merger shall be as provided herein and by the applicable provisions of the laws of the State of Ohio. Without limiting the generality of the foregoing and subject thereto, at the Effective Date of the Merger: the separate existence of Holdings shall thereupon cease, the Surviving Corporation shall possess all assets and property of every description, and every interest therein, wherever located and the rights, privileges, immunities, powers, franchises, and authority, of a public as well as of a private nature, of each of the Constituent Corporations; all obligations belonging to or due to each of the Constituent Corporations shall be vested in the Surviving Corporation without further act or deed; title to any real estate or any interest therein vested in any Constituent Corporation shall not revert or in any way be impaired by reason of the Merger; the Surviving Corporation shall be liable for all obligations of each Constituent corporation, including liability to Dissenting Shareholders; all of the rights of creditors of each of the Constituent Corporations shall be preserved unimpaired; and all liens upon the property of each of the Constituent Corporations shall be preserved unimpaired, on only the property affected by such liens immediately prior to the Effective Date.


                                   ARTICLE VI

     6.1 The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State for the State of Ohio (the "Effective Date").

     6.2 The Constituent Corporations may terminate this Merger Agreement at any time prior to the Effective Date of the Merger by a mutual agreement in writing to that effect, authorized by their respective Boards of Directors. This Merger Agreement shall terminate without further action by the Constituent Corporations either before or after the action of the shareholders of the Constituent Corporations on this Merger Agreement (but prior to the Effective Date of the Merger) upon the termination of the Reorganization Agreement.

                                   ARTICLE VII

            Any of the provisions of this Merger  Agreement may be waived at any time prior to the Effective Date by the party which is or the shareholders of which are entitled to the benefit thereof, and this Merger Agreement may be amended at any time prior to the Effective Date (by action taken by the respective Boards of Directors of the Constituent Corporations or duly authorized representatives thereof), provided that no such waiver or amendment shall affect materially and adversely the benefits to PICO or its shareholders intended under this Merger Agreement without the further approval of such shareholders.

                                  ARTICLE VIII

     Nothing expressed or implied in this Merger Agreement is intended, or shall be construed, to confer upon or give any person, firm or corporation other than Holdings and PICO and their respective shareholders and the holders of Options any rights or remedies under or by reason of this Merger Agreement. This Merger Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties have each caused this Merger Agreement to be duly executed on its behalf effective as of the day and year first above written.

                                            Physicians Insurance Company of Ohio


                                        By:  /s/ John R. Hart
                                                 _______________________________
                                                 President

                                        And: /s/ James F. Mosier
                                                 _______________________________
                                                 Secretary



                                        Citation Holdings, Inc.


                                        By:  /s/ Robert M. Erickson
                                                 _______________________________
                                                 President

                                        And: /s/ Douglas Gould
                                                 _______________________________
                                                 Secretary

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 3, 1996             PHYSICIANS INSURANCE COMPANY OF OHIO


                                     By:  /s/ James F. Mosier
                                              ______________________________
                                              James F. Mosier,
                                              General Counsel and Secretary


                                     GLOBAL EQUITY CORPORATION


                                     By:  /s/ James F. Mosier
                                              ______________________________
                                              James F. Mosier,
                                              Secretary